                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                             Rural/Metro Corporation
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    781748108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 24 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 2 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  745,595
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              745,595
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    745,595
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.02%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 3 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  749,867
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              749,867
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    749,867
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.04%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 4 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  534,951
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              534,951
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    534,951
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.17%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 5 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,059,333
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,059,333
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,059,333
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.29%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 6 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II (QP), LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  611,901
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              611,901
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    611,901
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.48%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 7 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CANDENS CAPITAL, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,892,447
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,892,447
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,892,447
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.67%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 8 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,809,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,809,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,809,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.33%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 9 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GABE HOFFMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,701,647
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,701,647
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,701,647
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.99%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 10 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NICOLE VIGLUCCI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 11 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MOHSIN Y. MEGHJI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 12 of 24 Pages
----------------------                                    ----------------------

      The  following  constitutes  Amendment  No. 6  ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended and restated as follows:

            (a) This statement is jointly filed by Accipiter Life Sciences Fund,
LP, a Delaware limited  partnership  ("ALS Fund"),  Accipiter Life Sciences Fund
(Offshore), Ltd., a Cayman Islands company ("ALS Fund Offshore"), Accipiter Life
Sciences Fund II, LP, a Delaware limited partnership ("ALS Fund II"),  Accipiter
Life Sciences Fund II (Offshore),  Ltd., a Cayman Islands  company ("ALS Fund II
Offshore"),  Accipiter  Life  Sciences  Fund II  (QP),  LP, a  Delaware  limited partnership  ("ALS Fund II QP") (together with ALS Fund, ALS Fund Offshore,  ALS
Fund  II,  ALS Fund II  Offshore,  ALS Fund II QP,  the  "Accipiter  Entities"),
Accipiter  Capital  Management,   LLC,  a  Delaware  limited  liability  company
("Accipiter  Management"),  Candens Capital,  LLC, a Delaware limited  liability company ("Candens Capital"), Gabe Hoffman, Nicole Viglucci and Mohsin Y. Meghji.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to that certain
Joint  Filing  and  Solicitation  Agreement  as  further  described  in  Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            Candens Capital is the general partner of each of ALS Fund, ALS Fund
II and ALS Fund II QP. Accipiter Management is the investment adviser of each of
ALS Fund Offshore and ALS Fund II Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Shares owned by the Accipiter Entities.

            (b) The principal business address of each of ALS Fund, ALS Fund II,
ALS Fund II QP,  Candens  Capital,  Accipiter  Management,  Mr.  Hoffman and Ms.
Viglucci is 399 Park Avenue, 38th Floor, New York, New York 10022. The principal business  address of ALS Fund  Offshore  and ALS Fund II  Offshore  is c/o Ogier
Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O.
Box 1234, George Town, Grand Cayman,  Cayman Islands. The officers and directors of ALS Fund  Offshore and ALS Fund II Offshore and their  principal  occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            The  principal  address  of Mr.  Meghji  is c/o  Loughlin  Meghji  +
Company, 148 Madison Avenue, New York, New York 10016-6700.

            (c) The  principal  business  of each of the  Accipiter  Entities is investing in securities.  The principal business of Candens Capital is acting as the  general  partner  of each of ALS Fund,  ALS Fund II and ALS Fund II QP. The principal  business of Accipiter  Management is acting as the investment adviser of ALS Fund Offshore and ALS Fund II Offshore.  The principal  occupation of Mr.
Hoffman  is acting  as  managing  member of  Accipiter  Management  and  Candens
Capital.  The  principal  occupation  of Ms.  Viglucci is acting as a healthcare analyst at Accipiter Management.  The principal occupation of Mr. Meghji is as a
Principal of Loughlin Meghji + Company, a New York based financial advisory firm specializing in advising management, investors and lenders.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 13 of 24 Pages
----------------------                                    ----------------------

            (d) No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person, nor any person listed on Schedule B annexed hereto,  has, during the last five years,  been party to a civil proceeding of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of Messrs. Hoffman and Meghji and Ms. Viglucci is a citizen of the United States of America.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate purchase price of the 745,595 Shares owned by ALS Fund is $5,159,137,  including  brokerage  commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

            The aggregate purchase price of the 534,951 Shares owned by ALS Fund
II is $4,025,785,  including brokerage commissions. The Shares owned by ALS Fund
II were acquired with partnership funds.

            The aggregate purchase price of the 611,901 Shares owned by ALS Fund
II QP is $4,565,398,  including brokerage  commissions.  The Shares owned by ALS
Fund II QP were acquired with partnership funds.

            The aggregate purchase price of the 749,867 Shares owned by ALS Fund
Offshore is $5,167,929, including brokerage commissions. The Shares owned by ALS
Fund Offshore were acquired using its working capital.

            The aggregate  purchase  price of the 1,059,333  Shares owned by ALS
Fund II Offshore is  $7,851,136,  including  brokerage  commissions.  The Shares owned by ALS Fund II Offshore were acquired using its working capital.

      Item 4 is hereby amended to add the following:

            On August 30, 2007,  Accipiter  Management delivered a letter to the
Board of Directors of the Issuer  expressing its displeasure  with,  among other things,  the Issuer's recent loss in stockholder  value, its lack of progress in reforming its corporate  governance  practices and compensation  structure,  its failure to provide  investors with any  significant  expectations  for financial performance  and the  perceived  disregard  by the  Board of  Directors  for the
Issuer's stockholders and their concerns. The letter further expresses Accipiter
Management's desire to work with the Issuer to effect meaningful improvements in stockholder value in order to avoid a potential election contest.  The letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 14 of 24 Pages
----------------------                                    ----------------------

            On August  31,  2007,  ALS Fund  delivered  a letter  to the  Issuer nominating Nicole Viglucci and Mohsin Y. Meghji (together,  the "Nominees"),  as set forth  therein,  for  election to the  Issuer's  Board of  Directors  at the
Issuer's  2007  annual  meeting  of  stockholders,   or  any  other  meeting  of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or  continuations  thereof (the "Annual  Meeting").  A copy of the letter  is  attached  hereto  as  Exhibit  99.2 and is  incorporated  herein  by reference.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  24,679,103  Shares  outstanding,  which is the total number  of Shares  outstanding  as of May 7, 2007 as  reported  in the  Issuer's
Quarterly  Report  on Form  10-Q as  filed  with  the  Securities  and  Exchange
Commission on May 10, 2007.

      As of the close of business on August 30, 2007,  ALS Fund, ALS Fund II and
ALS Fund II QP  beneficially  owned 745,595  Shares,  534,951 Shares and 611,901
Shares,  respectively,  constituting approximately 3.02%, 2.17% and 2.48% of the
Shares  outstanding,  respectively.  As the general partner of each of ALS Fund,
ALS Fund II and ALS Fund II QP,  Candens  Capital may be deemed to  beneficially own the 1,892,447  Shares  collectively  owned by ALS Fund,  ALS Fund II and ALS
Fund II QP, constituting approximately 7.67% of the Shares outstanding.

      As of the close of business on August 30, 2007,  ALS Fund Offshore and ALS
Fund II  Offshore  beneficially  owned  749,867  Shares  and  1,059,333  Shares,
respectively,   constituting   approximately  3.04%  and  4.29%  of  the  Shares
outstanding,  respectively.  As the  investment  manager  of  each  of ALS  Fund
Offshore  and ALS  Fund II  Offshore,  Accipiter  Management  may be  deemed  to beneficially  own the 1,809,200 Shares  collectively  owned by ALS Fund Offshore and  ALS  Fund II  Offshore,  constituting  approximately  7.33%  of the  Shares outstanding.

      As the  managing  member  of  each of  Accipiter  Management  and  Candens
Capital,  Mr.  Hoffman  may be  deemed  to  beneficially  own  3,701,647  Shares collectively owned by the Accipiter Entities,  constituting approximately 14.99%
of the Shares  outstanding.  Mr. Hoffman has sole voting and  dispositive  power with respect to the 3,701,647  Shares owned by the Accipiter  Entities by virtue of his authority to vote and dispose of such Shares.

      Currently, neither Mr. Meghji nor Ms. Viglucci owns any Shares.

      Item 5(c) is hereby amended to add the following:

            (c)  Schedule  A  annexed  hereto  lists  all  transactions  by  the
Reporting  Persons in the  Shares  since the  filing of  Amendment  No. 5 to the
Schedule 13D. All of such transactions were effected in the open market.

      Item 6 is hereby amended to add the following:

            On August 30,  2007,  the  Reporting  Persons  entered  into a Joint
Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with  respect to the  securities  of the Issuer,  (b) the parties  agreed to solicit  proxies or written  consents for the election of the  Nominees,  or any

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 15 of 24 Pages
----------------------                                    ----------------------

other person(s) nominated by ALS Fund, to the Issuer's Board of Directors at the
Annual  Meeting  (the  "Solicitation"),  and (c) ALS  Fund  agreed  to bear  all
expenses  incurred  in  connection  with  the  Reporting  Persons'   activities,
including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and
Solicitation  Agreement is attached  hereto as Exhibit 99.3 and is  incorporated herein by reference.

      Pursuant  to a letter  agreement,  ALS Fund has  agreed to  indemnify  Mr.
Meghji against claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting. Mr. Meghji's indemnification letter  is  attached  hereto  as  Exhibit  99.4 and is  incorporated  herein  by reference.

      Item 7 is hereby amended to add the following exhibits:

         99.1. Letter from Accipiter Management to the Board of Directors of the
               Issuer, dated August 30, 2007.

         99.2. Letter from Accipiter Life Sciences Fund, LP to the Issuer, dated
               August 30, 2007, nominating directors.

         99.3. Joint Filing and  Solicitation  Agreement by and among  Accipiter
               Life Sciences Fund, LP,  Accipiter Life Sciences Fund (Offshore),
               Ltd.,  Accipiter  Life  Sciences  Fund  II,  LP,  Accipiter  Life
               Sciences Fund II (Offshore),  Ltd.,  Accipiter Life Sciences Fund
               II (QP), LP, Accipiter Capital Management,  LLC, Candens Capital,
               LLC, Gabe Hoffman,  Nicole  Viglucci and Mohsin Y. Meghji,  dated
               August 30, 2007.

         99.4. Indemnification  Letter  Agreement by and between  Accipiter Life
               Sciences Fund, LP and Mohsin Y. Meghji, dated August 30, 2007.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 16 of 24 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007                   ACCIPITER LIFE SCIENCES FUND, LP

                                         By: Candens Capital, LLC
                                             its general partner

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND II, LP

                                         By: Candens Capital, LLC
                                             its general partner

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND II (QP),
                                         LP

                                         By:  Candens Capital, LLC
                                              its general partner

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND
                                         (OFFSHORE), LTD.

                                         By: Accipiter Capital Management, LLC
                                             its investment manager

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         ACCIPITER LIFE SCIENCES FUND II
                                         (OFFSHORE), LTD.

                                         By: Accipiter Capital Management, LLC
                                             its investment manager

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 17 of 24 Pages
----------------------                                    ----------------------

                                         ACCIPITER CAPITAL MANAGEMENT, LLC

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         CANDENS CAPITAL, LLC

                                         By: /s/ Gabe Hoffman
                                             -----------------------------------
                                             Gabe Hoffman, Managing Member

                                         /s/ Gabe Hoffman
                                         ---------------------------------------
                                         GABE HOFFMAN

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 18 of 24 Pages
----------------------                                    ----------------------

                                         /s/ Nicole Viglucci
                                         ---------------------------------------
                                         NICOLE VIGLUCCI

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 19 of 24 Pages
----------------------                                    ----------------------

                                         /s/ Mohsin Y. Meghji
                                         ---------------------------------------
                                         MOHSIN Y. MEGHJI

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 20 of 24 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                      TRANSACTIONS IN SHARES OF THE ISSUER
             SINCE THE FILING OF AMENDMENT NO. 5 TO THE SCHEDULE 13D

               ALL TRANSACTIONS WERE EFFECTED IN THE OPEN MARKET.

          Class             Quantity         Price Per        Date of
       of Security          Purchased        Unit ($)         Purchase

      I. ACCIPITER LIFE SCIENCES FUND, LP

      Common Stock                  4,952        5.1317         07/19/07
      Common Stock                 17,348        5.0563         07/20/07
      Common Stock                 10,430        3.2650         08/08/07
      Common Stock                 25,222        3.0400         08/08/07
      Common Stock                  9,984        3.3450         08/09/07
      Common Stock                 13,539        3.3315         08/28/07

      II. AFFILIATES OF ACCIPITER LIFE SCIENCES FUND, LP

      ACCIPITER LIFE SCIENCES FUND II, LP
      Common Stock                  8,494        5.0939         07/18/07
      Common Stock                 11,207        5.0563         07/20/07

      ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
      Common Stock                  4,978        5.1316         07/19/07
      Common Stock                 17,228        5.0563         07/20/07
      Common Stock                 10,488        3.2650         08/08/07
      Common Stock                 25,365        3.0400         08/08/07
      Common Stock                 10,016        3.3450         08/09/07
      Common Stock                 13,560        3.3315         08/28/07

      ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
      Common Stock                 16,885        5.0939         07/18/07
      Common Stock                 22,324        5.0563         07/20/07

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 21 of 24 Pages
----------------------                                    ----------------------

      ACCIPITER LIFE SCIENCES FUND II (QP), LP
      Common Stock                  9,721        5.0939         07/18/07
      Common Stock                 12,997        5.0563         07/20/07

                        ACCIPITER CAPITAL MANAGEMENT, LLC
                        ---------------------------------

                                      NONE

                              CANDENS CAPITAL, LLC
                              --------------------

                                      NONE

                                  GABE HOFFMAN
                                  ------------

                                      NONE

                                 NICOLE VIGLUCCI
                                 ---------------

                                      NONE

                                MOHSIN Y. MEGHJI
                                ----------------

                                      NONE

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 22 of 24 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

   DIRECTORS AND OFFICERS OF ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.(1)

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Gabe Hoffman, Director      Managing member of          399 Park Avenue
                            Accipiter Capital           38th Floor
                            Management, LLC, and        New York, New York 10022
                            Candens Capital, LLC,

Tom Davis, Director         President and CEO of        c/o Meridian Fund
                            Meridian Fund Services      Services Limited
                            Limited                     73 Front Street Hamilton
                                                        HM 12
                                                        P.O. Box HM 528 Hamilton
                                                        HMCX Bermuda

Cary Marr, Director         Senior Vice President -     c/o Meridian Fund
                            Operations, for Meridian    Services Limited
                            Fund Services Limited       73 Front Street Hamilton
                                                        HM 12
                                                        P.O. Box HM 528 Hamilton
                                                        HMCX Bermuda

(1) Other than as described  in this  Amendment  No. 6 to the  Schedule  13D, no persons mentioned in Schedule B own any shares.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 23 of 24 Pages
----------------------                                    ----------------------

  DIRECTORS AND OFFICERS OF ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.(1)

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Gabe Hoffman, Director      Managing member of          399 Park Avenue
                            Accipiter Capital           38th Floor
                            Management, LLC, and        New York, New York 10022
                            Candens Capital, LLC,

Tom Davis, Director         President and CEO of        c/o Meridian Fund
                            Meridian Fund Services      Services Limited
                            Limited                     73 Front Street Hamilton
                                                        HM 12
                                                        P.O. Box HM 528 Hamilton
                                                        HMCX Bermuda

Cary Marr, Director         Senior Vice President -     c/o Meridian Fund
                            Operations, for Meridian    Services Limited
                            Fund Services Limited       73 Front Street Hamilton
                                                        HM 12
                                                        P.O. Box HM 528 Hamilton
                                                        HMCX Bermuda

(1) Other than as described  in this  Amendment  No. 6 to the  Schedule  13D, no persons mentioned in Schedule B own any shares.

----------------------                                    ----------------------
CUSIP No. 781748108                   13D                    Page 24 of 24 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit                                                           Exhibit Number
-------                                                           --------------

Letter from  Accipiter  Management to the Board of Directors           99.1
of the Issuer, dated August 30, 2007.

Letter from  Accipiter Life Sciences Fund, LP to the Issuer,           99.2
dated August 30, 2007, nominating directors.

Joint  Filing  and  Solicitation   Agreement  by  and  among           99.3
Accipiter Life Sciences  Fund,  LP,  Accipiter Life Sciences
Fund (Offshore),  Ltd., Accipiter Life Sciences Fund II, LP,
Accipiter Life Sciences Fund II (Offshore),  Ltd., Accipiter
Life  Sciences   Fund  II  (QP),   LP,   Accipiter   Capital
Management,  LLC, Candens Capital, LLC, Gabe Hoffman, Nicole
Viglucci and Mohsin Y. Meghji, dated August 30, 2007.

Indemnification  Letter  Agreement by and between  Accipiter           99.4
Life Sciences  Fund,  LP and Mohsin Y. Meghji,  dated August
30, 2007.